FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of <u>May</u>, 2007

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

> **Note:** Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

> **Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ]   No   [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORBES MEDI-TECH INC.

Date: <u>May 23</u>, 2007

"Charles A. Butt"
Charles A. Butt
President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Notwithstanding the foregoing, information contained in the attached press release under the heading "About Kesko Group" is not incorporated by reference in the prospectus. Information contained in the attached press release contains forward looking information.



FORBES MEDI-TECH INC.

"A Life Sciences Company"

For Immediate Release **May 23, 2007**

Reducol™ Product Range Expanded with Cholesterol-Lowering Rye Bread
~Kesko Launch Creates New Opportunities in European Functional Food Market~

Vancouver, British Columbia – Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) announces Kesko Food Ltd (Kesko) of Finland has launched a cholesterol-lowering Rye Bread with Forbes Medi-Tech's ingredient, Reducol™. The product launch further demonstrates Forbes' ability to move quickly into new product markets and allows the Company to target other producers and retailers in Europe selling Rye Bread. The Rye Bread will be marketed under the 'Pirkka' premium private label brand name.

"The launch of Rye Bread with Reducol™ through one of Finland's largest food retailers is a big step in product development, extending the Reducol™ brand, and opening doors into new opportunities in the European Functional Food market," said Jeff Motley, Vice President, Marketing & Sales of Forbes Medi-Tech Inc. "The unique value proposition of clinical substantiation, a great tasting product and the growing brand recognition for Reducol™ have helped create a compelling product introduction for the Pirkka premium private label brand." Linkosuo Ltd. is manufacturing the bread for Kesko.

In order to continue to build awareness for Reducol™ and contact retailers and producers in Europe, Forbes will be attending Private Label Manufacturers Association's (PLMA) annual "World of Private Label" International Trade Show in Amsterdam on May 22, 2007. PLMA's 2007 show will present more than 3,000 exhibit stands including more than 30 national and regional pavilions attracting thousands of buyers, representing the world's supermarkets, hypermarkets, discounters, department stores, drugstores, wholesalers, importers and exporters.

About Kesko Group
Kesko Group (Kesko) is the leading provider of services in the Finnish trading sector and is also expanding its operations in the Nordic countries, the Baltic countries and Russia. The food trade is the largest of Kesko's divisions, accounting for a significant portion of Kesko's €8.7 Billion in sales. Kesko Food Ltd, operates in the grocery market offering diverse services to consumers and business customers. The key businesses of Kesko Food are the K-food store chain operations and Kespro Ltd's catering sales to HoReCa (Hotel, Restaurant, Café) customers. For further information on Kesko, visit the website at www.kesko.com

About Forbes Medi-Tech
Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease. Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment. Additional information on Forbes Medi-Tech can be found at www.forbesmedi.com

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For more information, please contact:
Darren Seed
Director, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com

 This News Release contains forward-looking statements and information regarding Reducol™, products containing Reducol™, and the Company's strategy and vision, which statements can be identified by the use of forward-looking terminology such as "to target", "opening doors into new opportunities", "will", "strategy", "vision", "to develop" or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements and information as a result of numerous factors, including the Company's reliance on Kesko for performance; uncertainty regarding market acceptance and demand for Kesko's rye bread and for other products containing Reducol™; product development risks; uncertainty whether other producers and retailers in Europe will incorporate Reducol™ into any of their products; intellectual property risks; manufacturing risks and the Company's dependency on Phyto-Source LP, its manufacturer of Reducol™; product liability and insurance risks; the

effect of competition; the need for regulatory approvals, which are uncertain; changes in business strategy or plans; and the Company's need for future funding; any of which could cause actual results to vary materially from current results or the Company's anticipated future results. See the Company's reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements and information, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements and information. The Company assumes no obligation to update the information contained in this News Release.